Mail Stop 3628

May 27, 2009

Via facsimile to (949) 823-5136 and U.S. Mail

Marc G. Alcser
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

   Re: **En Pointe Technologies, Inc.**
      Amendment No. 3 to Schedule 13E-3 filed by En Pointe Technologies, Inc., et al.
      Filed May 14, 2009
      File No. 005-49679

      Revised Schedule 14A filed by En Pointe Technologies, Inc., et al.
      Filed May 14, 2009
      File No. 000-28052

      Amendment No. 3 to Form 10-K for the Fiscal Year Ended September 30, 2008
      File No. 000-28052

Dear Mr. Alcser:

   We have reviewed your amended filings and have the following comments. As appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to address these comments. Unless otherwise noted, references to prior comments refer to our letter dated May 11, 2009.

<u>Amendment No. 3 to Schedule 13E-3</u>

<u>General</u>

1. We note that you have now filed a quarterly report for the fiscal quarter ended March 31, 2009. Please update your financial statement disclosure, including your summary financial information, accordingly.

Revised Schedule 14A

Important Information Regarding En Pointe, page 95

Security Ownership of Certain Beneficial Owners and Management, page 99

2.   Please provide an updated beneficial ownership table that provides disclosure as of the most recent practicable date. See Item 403 of Regulation S-K. We note that filings on Schedule 13D and Schedule 13G with respect to your common stock indicate that there have been some changes in securities ownership since March 11, 2009, the current date of the table.

Ratios of Earnings to Fixed Charges, page 101

3.   Please update this table so that it provides the ratio of earnings to fixed charges for the fiscal quarter ended March 31, 2008.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended September 30, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4 Other Income – Gain on Sale of Service Business, page 70

4.   In your response to prior comment 9, you indicate that you considered the guidance of SAB 104 and SFAS 141 when determining to include the value of contingent shares of ADSL in your calculation of the gain on the sale of your services business; however, neither of these pronouncements appears to relate to accounting for gain contingencies. Please explain to us how you considered paragraph 17 of SFAS 5 given the fact you had not earned the ADSL shares as of your balance sheet date and the uncertainty as to the value of the ADSL shares, if and when ultimately earned.

*   *   *   *   *

       If you have questions or comments please contact Jan Woo at (202) 551-3453. If you require further assistance, you may contact David L. Orlic at (202) 551-3503 or me at (202) 551-3619. For questions regarding comments on the financial statements and related matters on the Form 10-K, please contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299.

       Sincerely,

       Daniel F. Duchovny
       Special Counsel
       Office of Mergers and Acquisitions